AquaLiv Technologies, Inc.
4550 NW Newberry Hill Road
Suite 202

Silverdale, WA 98383

April 6, 2012

Martin James

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re: AquaLiv Technologies, Inc.

Form 10-K for the fiscal year ended September 30, 2011

Filed January 13, 2012

Form 10-K/A for the fiscal year ended September 30, 2011

Filed March 14, 2012

File No. 333-147367

Dear Mr. James:

By letter dated March 27, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided AquaLiv Technologies, Inc. (the “Company,” “AquaLiv,” “we,” “us” or “our”) with its comments on certain of the Company’s periodic filings under the Exchange Act of 1934, as amended. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Amendment No.2 to Form 10-K for the year ended September 30, 2011 filed March 14, 2012

Financial Statements, page 16

Statements of Cash Flows, page 21

1.	Please tell us why you reflected the $79,000 of cash received as part of your acquisition of AquaLiv as proceeds from capital stock issuance in the statement of cash flows. Cash received as part of an acquisition is an investing activity. It appears you have reflected this rather as a financing activity. Please revise in future filings, including any amendments, to properly reflect the cash proceeds from the acquisition separately as an investing activity.

RESPONSE: We reported the $79,000 under financing activities since it was part of proceeds of capital stock that had been issued. We have corrected this internally as an investing activity and will report it as such in future filings and any amendments to our filings.

Note 7. Notes payable and Derivative Liabilities, page 25

2.	Please refer to our prior comments 4 and 5. Please confirm that you will revise your disclosure in future filings to address the following:

•	Revise the fourth paragraph to also indicate that the conversion option is an embedded derivative, consistent with your revised disclosure in the second paragraph.

RESPONSE: Our future filings and amendments will include throughout our disclosure that the conversion option is an embedded derivative as was stated in the second paragraph of our Note 7 disclosure.

•	Revise the last paragraph to clarify what the $61,111 loss on derivative liability represents – i.e., the Day 1 loss relating to your recording the fair value of the embedded conversion option as a liability and reflects the amount in excess of debt proceeds.

RESPONSE: Our future filings and amendments will include in the last paragraph the clarification that, “The $61,111 loss on derivative liability represents the Day 1 loss relating to our recording the fair value of the embedded conversion option as a liability and reflects the amount in excess of debt proceeds.”

•	Revise Note 6 to include the table now presented at the end of Note 7.

RESPONSE: Our future filings and amendments will reflect the table at the end of Note 7 to be included in a separate table labeled “Impairments”.

General

3.	As requested in our prior comment letter, in responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

RESPONSE: Acknowledgment included below.

•	staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

RESPONSE: Acknowledgment included below.

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: Acknowledgment included below.

Furthermore, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosures in the response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/William Wright

William Wright

Chief Executive Officer